UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 28, 2010

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Hadera Paper Ltd. (the “Company”) announced that the Company’s shareholders at the Annual and Special General Meeting held on July 27, 2010 approved the following resolutions:

1.
To re-elect the following directors as a member of the Board of Directors of the Company until the close of the next Annual General Meeting: Avi Fischer, Zvi Livnat, Amos Mar-Haim, Isaac Manor, Roni Milo, Adi Rozenfeld and Avi Yehezkel.

2.
To approve the purchase by the Company of an officer’s and director’s insurance policy from Clal Insurance Company, for the period commencing June 1, 2010, and ending November 31, 2011, and the payment of an annual premium of approximately US$37,000.

3.	To approve the re-appointment of Brightman Almagor & Co., a member of Deloitte Touch Tohmatsu, as an external auditors of the Company for 2010 and until the close of the next Annual General Meeting.

4.	To approve the agreement for the sale of a land plot in Tel Aviv, Israel, with Bayside Land Corporation Ltd. and Amot Investments Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD.
(Registrant)
By: /s/ Lea Katz
——————————————
Lea Katz
Corporate Secretary

Dated: July 28, 2010